Mail Stop 4561

March 5, 2007

L. Gregory Ballard
Chief Executive Officer and President
Glu Mobile, Inc.
1800 Gateway Drive, Second Floor
San Mateo, CA 94404

Re: Glu Mobile, Inc.
Amendments No. 4 and 5 to Form S-1
Filed on February 14 and 16, 2007
File No. 333-139493

Dear Mr. Ballard:

We have reviewed your amended filings and responses and have the following comments. Please note that all references to prior comments relate to our letter dated February 9, 2007, unless otherwise noted.

General

1.   We note that Goldman, Sachs & Co. will serve as a "qualified independent underwriter" in light of the potential conflict of interest arising from Ms. Weinbar's affiliation with Banc of America Securities LLC. Please include appropriate risk factor disclosure advising investors of the reasons for and purpose served by the "qualified independent underwriter."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Advance or Guaranteed Licensor Royalty Payments, page 44

2.   We note your response to prior comment number 4, including your revised disclosure, with respect to your accounting policy for prepaid royalties. As previously requested, please clarify how you have determined that it is probable the prepaid royalty costs will be realizable when you have recognized impairment charges for the years ended December 31, 2004, 2005 and the nine months ended September 30, 2006. Your response indicates that your historical impairments

were all based on specific facts and circumstances on an individual license basis that caused you to determine that it was probable that the carrying value of the asset would not be realized. Please clarify the facts that caused you to record your impairment charges historically and how you have determined that it is probable that none of these situations exist for your current individual licenses (i.e. as of September 31, 2006 or December 31, 2006). Clarify how you are able to determine that it is probable that none of these situations exist when you initially record the prepaid royalty asset. Please clarify how your evaluation of the recoverability of the prepaid royalty arrangements encompasses your historical impairment charges. In addition, tell us whether your impairment charges relate to recoupable or non-recoupable royalty arrangements.

3.   Your response to prior comment number 4 indicates that you capitalize prepaid royalty costs that are not recoupable against future royalties as these amounts represent "probable future economic benefits." Please further clarify why you believe that it is appropriate to capitalize costs that are not recoupable against future royalty revenue. Tell us how you have determined that such costs represent probable future economic benefits when such amounts are not recoverable. In this respect, further clarify how you have determined that probable and objectively supportable net margins exist during the base term of the contractual relationship to support the amount of deferred costs if such costs are not recoupable. That is, it appears that these arrangements would not have a contractual royalty rate. Clarify how you evaluate the recoverability of the deferred royalty costs if the arrangement does not contain a contractual rate. Further, explain how amortizing the deferred royalty costs over the lesser of the estimated life of the branded title or term of the license agreement appropriately expenses royalty costs in proportion to revenue recognized. Please tell us the amount of non-recoupable prepaid royalty expense you have capitalized as of December 31, 2004, 2005 and 2006 and as of September 30, 2006.

Goodwill, page 47

4.   We note your response to prior comment number 5, which indicates that the combination of improved operating performance, the success of Glu-branded games, the current titles under contract, the forecasted new titles, the overall market growth rates and your current carrier and distribution contracts provides your basis to forecast net income and positive cash flows in future years. Your response only appears to have considered revenue growth and does not clarify why you believe that you will generate net income and positive cash flows in future years in light of your history of losses and cash deficits. Please provide us with a more complete analysis of why you believe that you will generate positive cash flows in future years in light of your history of losses and cash deficits from operating activities. In addition, your response refers to a 50.2% growth rate in mobile games from 2006 to 2009. Please clarify whether you are relying on such a significant growth rate to support the recoverability of your goodwill. We

further note your revised disclosures on page 47 of the filing still do not appear to address all the disclosures required by Section V of SEC Release No. 33-8350. For example, your disclosures do not discuss the estimates involved when selecting comparable companies and when determining a reasonable revenue multiple in applying the market comparable valuation method. Please disclose the estimates involved in weighing the average of these methods. Please further revise your disclosures to clarify all the assumptions, judgments and estimates that you apply when determining that you will have sufficient discounted cash flows to support your goodwill.

Stock-Based Compensation, page 48

5.   We note your response to prior comment number 8 and your disclosure of the reasons for the increase in your fair value from June 30, 2006 to September 30, 2006. Since the change in comparable companies resulted in a significant change to the fair value of your common stock, please revise to disclose the nature of the selected comparable companies used as of September 30, 2006 and the process followed in their selection. Please revise your disclosure to emphasis the significance of the change in comparable companies on the fair value of your common stock. In this respect, please revise to quantify the impact of changing the comparable companies on the fair value of your common stock as of September 30, 2006.

Principal and Selling Stockholders, page 116

6.   Once you have identified the selling shareholders, please ensure that you include the selling shareholder information required by Item 507 of Regulation S-K. Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares. Also include a materially complete description of any material relationship the selling security holders have or had with Glu Mobile or its predecessors or affiliates within the past three years.

7.   Also identify the natural person or persons who have voting and/or investment control over each of the selling shareholder entities listed in the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance Telephone Interpretation Manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information may be disclosed in footnotes to the selling shareholder table.

8.   To the extent any of the selling shareholders are affiliates of broker-dealers, please identify them as such in the selling shareholder table and disclose whether the sellers purchased the shares in the ordinary course of business and at the time

of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Executive Compensation

Compensation Discussion and Analysis, page 95

9.   We note your statement on page 95 that you rely in part on competitive benchmarking to determine the appropriate level of each compensation component. Please identify "the comparable pre-public and small public companies" that constitute the component companies against which you set your benchmarks for base salaries and equity grants. See Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 100

10.   We note your statement on page 93 that "all compensation that we paid to Mr. Ballard, our only employee director, is set forth in the tables summarizing executive officer compensation," however, we were unable to locate any footnoted disclosure to this effect. To the extent Mr. Ballard receives compensation in his capacity as an employee director, the amount of compensation paid to or earned by Mr. Ballard in that capacity, if any, should be clarified in a footnote to the summary compensation table. Please refer to Item 402(k)(2)(i) of Regulation S-K, which states that where a director is also a named executive officer, he or she may be omitted from the director compensation table if his or her compensation for service as a director is fully reflected in the summary compensation table.

Financial Statements

Note 7. Commitments and Contingencies

Minimum Guaranteed Payments-page F-25

11.   We note your response to prior comment number 16 which indicates that there was no recorded or unrecorded liability for minimum guaranteed royalties for the years ended December 31, 2004 or 2005 since FSP FIN 45-3 is only effective for all agreements entered into or modified by the Company beginning January 1, 2006. Tell us how you considered the guidance in paragraph 8 of SFAS 5 in your determination not to record any liability for the minimum guaranteed royalties for the years ended December 31, 2004 or 2005. In this respect, please clarify why you believe that your minimum revenue guarantees meet the scope of FIN 45-3. If you determine that these guarantees are not in the scope of FIN 45-3, please tell us why you believe it is acceptable to record these liabilities only upon the

adoption of FIN 45-3 instead of accounting for such guarantees in accordance with SFAS 5.

You may contact Morgan Youngwood at 202-551-3479 or Chris White at 202-551-3461, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 650-938-5200
David A. Bell, Esq.
Laird H. Simons, III, Esq.
Fenwick & West LLP

Via facsimile: 650-321-2800
Robert V. Gunderson, Jr., Esq.
Craig M. Schmitz, Esq.
Natalie A. Kaniel, Esq.
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP